Exhibit 99.1
Melco Crown Entertainment Commits to Promoting Local Staff
and Joins Forces with the University of Science & Technology and
Technology Committee of Macao to Co-Develop “Fast Track
Promotional Program”
NEW YORK, 22 December 2008 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (“MPEL”), a gaming and entertainment industry leader with deep roots in Macau, together with the Macao University of Science & Technology (“MUST”) and Macao Technology Committee (Conselho de Ciência e Tecnologia, or “CTT”) today announced the launch of “Fast Track Promotional Program” for local staff of Crown Macau.
As one of the pioneers of Macau’s gaming industry, MPEL has worked aggressively to cultivate and develop local management talent. In line with these efforts, MPEL has joined forces with the School of Continuing Study of MUST and CCT to offer a Fast Track Promotional Program for local dealers and pit supervisors at Crown Macau.
Starting 29 December, the roughly three month program is designed to equip its participants with valuable business skills and relevant technical knowledge, as well as provide comprehensive leadership and management training. Employees who successfully complete the program are guaranteed a promotion at City of Dreams or Crown Macau based on management allocation, together with an increased salary on an annualized basis.
Over 300 Crown Macau team members, including 245 dealers and 79 pit managers, will participate in this training program. The program demonstrates MPEL’s commitment to develop local management talent and is supported by a meaningful allocation of scarce resources into the advancement of local staff. MPEL is pleased to support those employees who are committed to investing in their own careers with MPEL.
Mr. Lawrence Ho, Co-Chairman and CEO of MPEL, said, “Over the years, we have sought to develop innovative training opportunities for our staff. By training and promoting talent from the local workforce, we aim to localize our core management structure in the long run. Our “Fast Track Promotional Program” is designed to help drive these initiatives and will also help us to groom our next generation of managers. We are confident that our efforts will contribute to the sustainable development of the Macau gaming industry and the betterment of local community.”
MPEL remains committed to its previously stated goal to have over 50% of its senior management positions held by local Macau people within the next three years.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
MPEL, a NASDAQ listed company, is a developer, owner and, through its sub-concession holding company, an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,150 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-crown.com.

MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of MPEL.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
+1 212 671 1936
geoffreydavis@melco-crown.com